As filed with the Securities and Exchange Commission on June 21, 2024	Registration No. 333-185993

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________

POST-EFFECTIVE AMENDMENT NO. 1 TO

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO―SABESP

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

FEDERATIVE REPUBLIC OF BRAZIL

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

240 Greenwich Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

The Bank of New York Mellon

Legal Department

240 Greenwich Street

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3032

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box. [X]

The prospectus consists of the proposed form of American Depositary Receipt (“Receipt”) included as Exhibit A to the form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1. Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
Name and address of depositary	Introductory Article
Title of the depositary shares and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of depositary shares	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The procedure for collection and distribution of dividends	Articles number 4, 12, 14, 15, 18 and 21
(iv) The procedure for transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 14, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of depositary shares to inspect the transfer books of the depositary and the list of holders of depositary shares	Article number 11
(ix) Restrictions upon the right to transfer or withdraw the underlying securities	Articles number 2, 3, 4, 6, 7 and 21
(x) Limitation upon the liability of the depositary	Articles number 13, 14, 18, 21 and 22

3. Fees and Charges	Article number 7

Item - 2. Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3. Exhibits

a.	Form of Amended and Restated Deposit Agreement dated as of _____________, 2024 among Companhia de Saneamento Básico do Estado de São Paulo-SABESP, The Bank of New York Mellon, as Depositary, and all Owners and holders from time to time of American Depositary Shares issued thereunder. – Filed herewith as Exhibit 1.
b.	Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. – Not applicable.
c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – See (a) above.
d.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Not applicable.
e.	Certification under Rule 466. – Not applicable.

Item - 4. Undertakings

(a)     The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the depositary shares, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)    If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of depositary shares thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 21, 2024.

Legal entity created by the agreement for the issuance of depositary shares representing common shares of Companhia de Saneamento Básico do Estado de São Paulo-SABESP.

By:	The Bank of New York Mellon
As Depositary

	By:	/s/ Lance Miller
	Name:	Lance Miller
	Title:	Director

Pursuant to the requirements of the Securities Act of 1933, Companhia de Saneamento Básico do Estado de São Paulo-SABESP has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Sao Paulo, Brazil on June 21, 2024.

Companhia de Saneamento Básico do Estado de São Paulo-SABESP

By:	/s/ ANDRE GUSTAVO SALCEDO TEIXEIRA MENDES
Name:	ANDRE GUSTAVO SALCEDO TEIXEIRA MENDES
Title:	Chief Executive Officer

By:	/s/ CATIA CRISTINA TEIXEIRA PEREIRA
Name:	CATIA CRISTINA TEIXEIRA PEREIRA
Title:	Chief Financial Officer and Investor Relations Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on June 21, 2024.

/s/ KARLA BERTOCCO TRINDADE	Member of the Board of Directors
KARLA BERTOCCO TRINDADE

/s/ ANDERSON MARCIO DE OLIVEIRA	Member of the Board of Directors
ANDERSON MARCIO DE OLIVEIRA

/s/ ANTONIO JULIO CASTIGLIONI NETO	Member of the Board of Directors
ANTONIO JULIO CASTIGLIONI NETO

/s/ EDUARDO PERSON PARDINI	Member of the Board of Directors
EDUARDO PERSON PARDINI

/s/ KAROLINA FONSÊCA LIMA	Member of the Board of Directors
KAROLINA FONSÊCA LIMA

/s/ NERYLSON LIMA DA SILVA	Member of the Board of Directors
NERYLSON LIMA DA SILVA

/s/ ANA SILVIA CORSO MATTE	Member of the Board of Directors
ANA SILVIA CORSO MATTE

/s/ EDUARDO FRANÇA DE LA PEÑA	Member of the Board of Directors
EDUARDO FRANÇA DE LA PEÑA

/s/ AURÉLIO FIORINDO FILHO	Member of the Board of Directors
AURÉLIO FIORINDO FILHO

/s/ GUSTAVO ROCHA GATTASS	Member of the Board of Directors
GUSTAVO ROCHA GATTASS

/s/ ANDRE GUSTAVO SALCEDO TEIXEIRA MENDES	Chief Executive Officer and Member of the Board of Directors (principal executive officer)
ANDRE GUSTAVO SALCEDO TEIXEIRA MENDES
/s/ CATIA CRISTINA TEIXEIRA PEREIRA	Chief Financial Officer and Investor Relations Officer (principal financial officer)
CATIA CRISTINA TEIXEIRA PEREIRA
/s/ MARCELO MIYAGUI	Head of Accounting (principal accounting officer)
MARCELO MIYAGUI
AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

PUGLISI & ASSOCIATES

By:	/s/ DONALD J. PUGLISI
Name:	Donald J. Puglisi
Title:	Managing Director

INDEX TO EXHIBITS

Exhibit Number	Exhibit

1	Form of Amended and Restated Deposit Agreement dated as of ____________, 2024 among Companhia de Saneamento Básico do Estado de São Paulo-SABESP, The Bank of New York Mellon, as Depositary, and all Owners and holders from time to time of American Depositary Shares issued thereunder.